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THE BOSTON CONSULTING GROUP




1-28-00

James Randall
Credit Suisse First Boston
2400 Hanover Street
Palo Alto, CA  94304


"A study conducted by Shop.org, an Internet retailers' organization, and The Boston Consulting Group estimates that total Internet retail sales increased from $14.9 billion in 1998 to $36.6 billion in 1999."

Consent has been given for the above quote to be used.

Thanks,

Martine Holmsen
Lucia Crawley
The Boston Consulting Group
181 Bay Street
Toronto, Ontario, M5J 2T3